

July 22, 2014

<u>Via Email</u>
J. Michael Edge
Interim Chief Financial Officer
SWS Group, Inc.
1201 Elm Street
Suite 3500
Dallas, Texas 75270

      Re: **SWS Group, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2013
             Filed September 6, 2013
             File No. 000-19483

Dear Mr. Edge:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Suzanne Hayes
                          Suzanne Hayes
                          Assistant Director